Exhibit 99.1

NewcelX Announces Strategic Collaboration with Eledon Pharmaceuticals

(Nasdaq: ELDN) to Advance NCEL-101 Program for Type 1 Diabetes

Collaboration Integrates Stem-Cell-Derived Islets with Targeted Immune Modulation

ZURICH, Switzerland, March 09, 2026 (GLOBE NEWSWIRE) -- NewcelX Ltd. (“NewcelX”) (Nasdaq: NCEL), a clinical-stage company advancing stem-cell-derived therapies for Type 1 Diabetes, today announced a collaborative research agreement with Eledon Pharmaceuticals, Inc. (“Eledon”) (Nasdaq: ELDN), a clinical-stage immunology company with a focus on transplant medicine.

The collaboration is designed to advance combination strategies integrating NewcelX’s lead program, NCEL-101, with Eledon’s investigational anti-CD40L monoclonal antibody, tegoprubart (AT-1501), with the goal of supporting durable, immune-protected islet replacement and advancing a potential functional cure for Type 1 Diabetes.

Eledon’s tegoprubart is a next-generation anti-CD40L monoclonal antibody designed to modulate immune activation pathways central to T-cell–mediated transplant rejection. The collaboration leverages clinical experience from over 100 transplant patients treated with tegoprubart, including patients in kidney, heart and diabetes-related transplant settings, developed under multiple U.S. Food and Drug Administration–cleared Investigational New Drug (IND) applications. This extensive transplant experience provides clinically informed insights and data relevant to cell replacement therapies, and could potentially lead to a clearer regulatory pathway for NCEL-101 while streamlining the development program. Integrating targeted immune modulation with NCEL-101 is intended to support durable graft survival comparable to outcomes observed with donor human islets (see press release link).

Importantly, NCEL-101 remains NewcelX’s core therapeutic product, designed to address the shortage of functional insulin-producing cells through scalable, off-the-shelf manufacturing. The immune modulation component is intended to enhance durability and graft survival of the cells.

Professor Michel Revel, MD, PhD, CSO of NewcelX: “The collaboration marks an important strategic milestone for NewcelX, enhancing its execution-focused clinical programs and broadening collaboration with established leaders in immune biology and transplant medicine”.

The collaboration is anticipated to accelerate timelines, establish a well-defined regulatory pathway, and enhance development visibility, supporting NewcelX’s strategy to advance its clinical programs efficiently toward pivotal milestones.

Ronen Twito, Executive Chairman & CEO of NewcelX, added: “Collaborating with Eledon Pharmaceuticals represents a meaningful milestone of our product and a strategic step forward for NewcelX. Leveraging Eledon’s extensive transplant experience across more than 100 procedures provides us with clinically grounded insight that potentially supports a clearer regulatory pathway and a more efficient development plan for NCEL-101. Our focus is to translate this advantage into disciplined execution and long-term shareholder value.”

About NewcelX

NewcelX is an innovative biopharmaceutical company focused on developing transformative stem-cell-derived therapies for Type 1 Diabetes. Built on a validated human pluripotent stem cell (hPSC) platform, the company’s lead program, NCEL-101, is designed to restore functional insulin production through scalable, off-the-shelf cell replacement. NewcelX is advancing a comprehensive therapeutic approach for Type 1 Diabetes integrating cell therapy, immune protection, and translational science to address critical unmet medical needs.

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Website: www.newcelx.com

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NewcelX is using forward-looking statements when it discusses how this collaboration is designed to advance combination strategies integrating NCEL-101 with Eledon’s investigational anti-CD40L monoclonal antibody, tegoprubart (AT-1501), advancing a potential cure for Type 1 Diabetes, how the collaboration is anticipated to accelerate timelines, establish a well-defined regulatory pathway, and enhance development visibility, NewCelX’s strategy to advance its clinical programs efficiently toward pivotal milestones, and creating long-term shareholder value. These forward-looking statements and their implications are based on the current expectations of the management of NewcelX and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; potential delays or obstacles in launching or completing clinical trials; products that may not be approved by regulatory agencies; technologies that may not be validated or accepted by the scientific community; the inability to retain or attract key employees; unforeseen scientific difficulties with products in development; higher-than-expected product costs; results in the laboratory that do not translate to clinical success; insufficient patent protection; possible adverse safety outcomes; legislative changes; delays in developing or introducing new technologies, products, or applications; and competitive pressures that could reduce market share or pricing. Except as otherwise required by law, NewcelX does not undertake any obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”) and available at www.sec.gov, as well as in subsequent filings made by NewcelX, including under the heading “Risk Factors” in its proxy statement/prospectus filed with the SEC on November 6, 2025.

Investor & Media Contacts

Sarah Bazak, Investors relations
InvestorRelations@newcelx.com